Exhibit 4.15

Executive- and Business Manager Employment Contract

Between

Prima Biomed GmbH

Deutscher Platz 5E

04103 Leipzig

(hereinafter, known as “Corporation”)

And

Mr. Marc Voigt

Stubenrauchstr. 49

12161 Berlin

(hereinafter, known as “Mr. Voigt” or “Executive/Managing Director”)

Paragraph 1

Duties and Responsibilities

1.	Mr. Voigt manages the business of the company in its sector according to the legal provisions, the provisions of the partnership agreement and the decisions of the company ¬ ‘meeting or the Advisory Board. Mr. Voigt attends shareholder meetings, unless otherwise regulated. Mr. Voigt represents the company as long as otherwise provided, alone.

2.	Mr. Voigt will devote his energy and all his knowledge and experience to the corporation. It is known that he also works for the Ltd. Should he take on consulting work, he is required to attain written consent if this work exceeds his regular tasks and duties. Mr. Voigt’s workplace is the home/base of the corporation as well as Berlin. Mr. Voigt agrees to business trips and to work abroad when required.

Paragraph 2

Contract

1.	This contract goes into effect as of the 1st of July 2012 for an indefinite period.

2.	There is no trial period. The contract can be terminated with a 3 month notice to the end of the month

3.	Termination of this contract must be in writing.

4.	The right to terminate for cause pursuant to § 626 BGB remains unaffected. (BGB-Bundesgesetzbuch- Federal Code)

5.	The contract ends with no further notice when either Mr. Voigt has reached retirement age or if he receives a pension due to disability

Paragraph 3

Compensation

1.	As of 01 July 2012, Mr. Voigt will receive an annual gross salary of 150,000Euro which will be paid in monthly installments at the end of each month. He may also get a performance bonus in the amount of 15,000 Euros. He also has stock options in Prima Biomed Ltd. The options are to be negotiated on a yearly basis.

2.	Due to the above mentioned earnings of the executive/managing director, all related activities are settled including those office related issues that incur after working hours. Bonuses are voluntary on the part of the corporation. Repeated payments do not constitute a legal claim.

3.	Travel cost incurred due to business trips will be reimbursed according to tax guidelines

Paragraph 4

Sickness and Death

1.	In case of inability to work due to illness or accident, Mr. Voigt receives according to legal regulations (Entgeltfortzahlungsgesetz) the underlying ¬ halt under § 3 para 1 next for the period of 6 weeks. If the CBO is privately insured, he should discuss with his insurance coverage for the time after the initial 6 weeks. The payment of the base salary by the Company is only until the date on which a claim for indemnification is paid by the statutory or private health insurance. A Continuation of payment by the Company on an ongoing inability to work more than 6 weeks is excluded.

2.	In case of Mr. Voigt’s death, his widow and their biological children who have not yet reached the age of 25 and are still in school or training, are entitled to his salary for 3 months

Paragraph 5

Vacation

1.	Mr. Voigt is entitled to 30 days paid vacation (working days) based on a 5 Day Week Vacation shall be arranged in accordance with the company and taken within the calendar year. Mr. Voigt has till March of the following year to use his vacation days.

Paragraph 6

D & O Insurance

In the event that Prima BioMed ltd has no D&O protection for Mr. Voigt in his capacity as Executive/Managing Director, the corporation is required to take out D&O Coverage of at least 1 million euros per Claim. The coverage must last for 5 years after the manager leaves the company. The adequacy of the coverage will depend on the business performance, which is continuously monitored and adjusted as necessary.

Paragraph 7

Competition Clause

1.	The Executive/ Managing Director is subject to the duration of the employment contract-managing non-competition clauses. He may not directly or indirectly, either in independent, employed or otherwise, either its own or on behalf of others are working for a company that operated with the Company and / or its subsidiaries in the business competition (eg same or similar technological approach ) stands or supports such a competition.

2.	In the same way the manager is prohibited during the period of such a ban – to set up businesses, to acquire or thereto participate directly or indirectly – in competition. Exempted from this prohibition are stakes in listed companies to a level of 5.0% of the share capital.

3.	Points 1- 2 are eliminated should the manager take early retirement and thus terminate his contract

4.	Unless stipulated otherwise above regulations §§ 74 of the HGB ( commercial code) apply accordingly.

Paragraph 8

Secrecy

1.	Mr. Voigt is obliged to keep all entrusted to him or he otherwise became known information about the company secret from third parties. This information includes, in particular, the operating and business secrets, internal, tax, financial and corporate relations of society, inventions, patents and know-how as well as the personal or financial circumstances of the employees of the Company and any of the other management members. In case of doubt, the Company should be consulted.

2.	Mr. Voigt is also obligated to keep all information entrusted to him about the customers and business partners of the company to third parties confidential. This information includes, in particular, the operating and business secrets of customers and business partners, internal, fiscal, economic and social conditions of customers and business partners, the personal or financial circumstances of the employees of customers and business partners, as well as the fact that a particular person customer or business partner of the company. In case of doubt, the Company should be consulted.

3.	The confidentiality obligations under items 1 and 2 shall not exist where legal statement obligations rich or where Mr. Voigt was in individual cases released for certain facts in advance of the confidentiality and if the disclosure in the financial interest of the Company and of an appropriate disclosure of the information society is not damage is done.

4.	All Mr. Voigt passed or otherwise associated traditional documents and items remain the property of the Company. Mr. Voigt has all documents and objects of the Company, which were entrusted to him or which otherwise, were obtained, handed over immediately upon request of the corporation.

5.	The obligations of this § 8 last indefinitely survive any termination of employment.

Paragraph 9

Records, Notes and Log

Upon leaving the corporation or upon termination of Mr. Voigt’s contract, Mr. Voigt is obligated to hand over all documents, correspondences, and all relevant matter to the corporation. Mr. Voigt is not allowed to keep any documents, unless they pertain to him personally.

Paragraph 10

Inventions

1.	Copyright and other intellectual property rights, especially rights to inventions or technical improvements that the CEO has made while working for the company or its experience from his work for the Company or as a result of work of the company or are prepared to own the company.

2.	The Managing Director hereby assigns all rights corresponding to the Company accepts such assignment. The Company is required in this regard to any additional compensation. The Employee Invention Act is a lack of worker the manager does not apply.

Paragraph 11

Salary Pledge

Pledges or content-assignation require the approval of the shareholders

Paragraph 12

Final provisions

1.	If any provision of this contract is invalid, the validity of the remaining provisions shall not be affected. The parties are obliged to replace the invalid determination by a valid provision, which reaches the goal that the invalid provision is striving for as near as possible.

2.	Changes or additions to this contract must be made in writing. This also applies to the determination of the change in the provisions of the preceding sentence.

Leipzig,		Leipzig
	Date		Date

/s/ Marc Voigt	/s/ Matthew Lehman
Marc Voigt	Prima BioMed Ltd. Corporation, represented by Matthew Lehman